LAW OFFICES OF CARL A. GENERES

3458 Shady Bend Drive		Phone: (214) 352-8674
Dallas, Texas 75244-7447		Fax: (972) 715-5700
cgeneres@generslaw.com
www.generslaw.com

October 19, 2010

Ajay Koduri

Staff Attorney

US Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

CareView Communications, Inc.; Form 10 Registration Statement; File No. 000.54090; Staff’s comment letter dated September 15, 2010

Mr. Koduri:

Regarding our recent phone conversation, this letter is to request on behalf of CareView Communications, Inc. an extension to October 29, 2010 to file its responses to your comment letter dated September 15, 2010 and its Form 10/A, Amendment No. 1 (the “Amendment”).

We are seeking this extension due to the fact that I am involved in a trial this week that will likely not conclude until late Wednesday and I will not have time to review the final version of the response letter and the Amendment prior to the previously agreed-upon filing date of October 20, 2010. Additionally, the Company’s Chief Executive Officer will be out of the office until Thursday of this week.

Sincerely,

/s/ Carl A. Generes

Carl A. Generes
Attorney and Counselor

Cc: John Bailey, CFO